Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$200,000,000
First Mortgage Bonds,
4.80% Series due May 1, 2021

Final Terms and Conditions

March 21, 2011

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 21, 2011

Settlement Date (T+3):	March 24, 2011

Principal Amount:	$200,000,000

Coupon:	4.800%

Coupon Payment Dates:	May 1 and November 1 of each year

First Payment Date:	November 1, 2011

Final Maturity:	May 1, 2021

Optional Redemption Terms:	Make-whole call at any time prior to February 1, 2021 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	3.625% due February 15, 2021

Spread to UST Benchmark:	+150 bps

Treasury Price:	102-17+

Treasury Yield:	3.321%

Re-offer Yield:	4.821%

Issue Price to Public:	99.827%

Net Proceeds Before Expenses:	$198,354,000

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.

CUSIP / ISIN:	29364WAN8 / US29364WAN83

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or (iv) Mizuho Securities USA Inc. toll free at 1-866-271-7403.